Exhibit (a)(18)

HEADLINE: EDS and MCI WorldCom Align to Capitalize on Global Electronic Business, Communications and Data Services Markets Companies Agree to Significant Outsourcing Agreements; EDS Purchases MCI Systemhouse for $1.65 Billion

DATELINE: PLANO, Texas and JACKSON, Miss., Feb. 11

BODY:
     In one of the largest agreements of its kind, EDS and MCI WorldCom today announced a framework that positions the companies to seize opportunities in the converging global communications and computing markets. Each company and its customers will be better positioned to capitalize on the rapid growth in electronic business and global communications services.

     There are four key elements of the agreement:

     -- In a 10-year agreement, MCI WorldCom will outsource major portions of its information technology services to EDS. EDS will assume responsibility for significant applications development and maintenance services and virtually all of MCI WorldCom's infrastructure services. When finalized, this will represent the largest IT outsourcing agreement in the telecommunications industry to date, with revenues to EDS expected to range from $5-$7 billion over the life of the contract.

     -- EDS will outsource the bulk of its global network to MCI WorldCom, with MCI WorldCom handling end-to-end management of voice and data communications services on a preferred basis for EDS and its customers. This agreement is expected to approximate $6-$8.5 billion in revenues to MCI WorldCom over the next 10 years.

     -- EDS will acquire MCI Systemhouse for $1.65 billion in cash. The acquisition of Systemhouse, an IT services provider that delivered $1.7 billion in revenue in 1998, will enhance EDS' applications consulting and systems integration capabilities and rank the company among the largest information technology services providers in Canada. EDS believes it will achieve substantial synergies by integrating Systemhouse into its existing infrastructure.

     -- MCI WorldCom and EDS will capitalize on the fast-growing market for global communications and data services, including electronic business applications. The companies intend to develop networking solutions to business and government entities worldwide utilizing the global capabilities of both companies. The expanded services will complement MCI WorldCom's existing array of network services now offered to large corporate and government users.

     "Aligning with MCI WorldCom and its global telecommunications capabilities will enhance EDS' ability to serve our customers as they move into the digital world of electronic business," said Dick Brown, EDS chairman and CEO. "This relationship assures that both EDS and those we serve are positioned to capitalize on the cresting wave of global data and voice network services.

     "We are also enthusiastic about working with the people who will be joining EDS from MCI WorldCom and Systemhouse," Brown continued. "To us, today's announcement offers the best of all worlds -- new business, new capabilities, new customers, new markets, and new highly skilled and talented professionals."

     More than 12,000 employees primarily located in the U.S. and Canada are expected to transition into employment with EDS from MCI WorldCom and from Systemhouse. Approximately 1,000 EDS network employees from offices around the world will be offered employment with MCI WorldCom.

     "This agreement is a classic win-win," said John Sidgmore, MCI WorldCom vice chairman. "It allows both companies to grow their core businesses while creating synergies as each expands its global offerings. EDS offers MCI WorldCom proven IT and integration expertise, which will be key to our ability to maintain our technology leadership position as we continue to aggressively deploy facilities and expand globally."

     The MCI WorldCom IT outsourcing agreement names EDS as the company's preferred supplier of IT services. EDS will have responsibility for business process management for selected billing functions, defined applications development and maintenance, mainframe operations, desktop and help desk services and LAN support.

     The network agreement provides for MCI WorldCom to outsource EDS' network and establishes MCI WorldCom as EDS' preferred supplier of communications and network integration services. MCI WorldCom will have responsibility for voice, data and video transport, and other network services for EDS and many of the company's network customers.

     According to Brown, "network capabilities are increasingly important to companies that want to emerge as the business leaders of the 21st century. Our customers in all industries and in every geography are placing growing emphasis on advanced network capabilities and the development of electronic business applications. We intend to be there for them -- and our relationship with MCI WorldCom will play a major role in seeing that happen."

     The marketing relationship with EDS strengthens MCI WorldCom's existing wide area network outsourcing, design, implementation and management services. MCI WorldCom currently manages hundreds of networks for leading multinational companies and organizations worldwide such as the United States Postal Service, Nasdaq Stock Market, Inc. and the Independent System Operator and the Power Exchange.

     "This partnership brings together the leading players in communications and information technology, greatly enhancing our marketing muscle and allowing us access to new markets," noted Sidgmore.

     About MCI WorldCom

     MCI WorldCom is a global communications company with revenue of more than $30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WorldCom is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WorldCom's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 40,000 buildings worldwide. For more information on MCI WorldCom, visit the World Wide Web at http://www.mciworldcom.com.

     About  Systemhouse

     MCI  Systemhouse,  the  Network
Enterprise Company(SM), is a global information technology services company. MCI Systemhouse is one of the industry's only single-source providers of convergence products and services to enable businesses' total networking, communications, and consulting and outsourcing needs. The company has 120 offices and approximately 9,000 professionals worldwide. With a comprehensive suite of network enabled IT solutions and services for the new millennium, MCI Systemhouse serves major corporate, mid-sized and public sector clients throughout North and South America, Europe and Asia.

     About EDS

     EDS has been a leader in the global information services industry for more than 35 years. The company delivers systems and technology expertise, management consulting, business process management and electronic business leadership. EDS, which reported revenues of $16.9 billion in 1998, offers solutions to improve the performance of more than 9,000 business and government clients in about 50 countries. The company's stock is traded on the New York Stock Exchange (NYSE:
EDS) and the London Stock Exchange. Visit EDS via the Internet at http://www.eds.com.

SOURCE   MCI   WorldCom

Thursday, February 11, 1999. Reporters wishing to participate should call 1-888-469-1756 or 312-470-7212 by 8:20 AM EST. The pass code for the call is "global." Replay of the conference call will be available after 10:30 AM EST by calling 1-800-839-4171.

     CONTACT: Media: Jamie DePeau of MCI Worldcom, 202-887-3224 or 800-644-NEWS; or Virginia Brooks of EDS, or 972-605-6779, or virginia.brooksfeds.com; or
Investors: Gary Brandt of MCI WorldCom, 601-360-8544